Exhibit 99.1

CELLECT BIOTECHNOLOGY LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders and American Depositary Share (“ADS”) holders of Cellect Biotechnology Ltd. (the “Company”) will be held at the offices of the Company’s legal counsel, Doron, Tikotzky, Kantor, Gutman, & Gross., at B.S.R. 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, Israel, on December 13, 2017 at 11:00 A.M. Israel time.

The extraordinary meeting is being called for the following purposes:

1.        To elect David Braun to serve as a director until the next annual general meeting of the Company.

2.        To elect Ruhama Avraham as an external director for a three-year term ending December 12, 2020.

3.        To approve a grant of options to Yuval Berman, an external director of the Company.

Only shareholders and ADS holders of record at the close of business on November 13, 2017 (the “Record Date”), are entitled to notice of and to vote at the extraordinary meeting and any adjournment or postponement thereof either in person or by appointing a proxy to vote in their stead at the extraordinary meeting.

Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange, may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than 48 hours prior to the scheduled date of the extraordinary meeting. Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange who vote their ordinary shares by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their ordinary shares either in person or by proxy must deliver the Company, no later than 4 hours prior to the scheduled date of the extraordinary meeting, an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 4760 - 2000, as amended. Alternatively, shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the extraordinary meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your ordinary shares.

ADS holders should return their proxies by the date set forth on their voting instruction card.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999, you may do so by delivery of appropriate notice to Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the extraordinary meeting date (i.e., December 3, 2017).

If you are a beneficial owner of ordinary shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the extraordinary meeting you must deliver to us a proof of ownership in accordance with the Israeli Companies Law of 1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Kasbian Nuriel Chirich
Chairman of the Board of Directors
November 28, 2017

CELLECT BIOTECHNOLOGY LTD.

KFAR SABA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

DECEMBER 13, 2017

This Proxy Statement is furnished to our holders of ordinary shares, without par value, and holders of our ordinary shares that are represented by American Depository Shares (“ADSs”) to be held on December 13, 2017 at the offices of the Company’s legal counsel, Doron, Tikotzky, Kantor, Gutman, & Gross., at B.S.R. 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, Israel or at any adjournments thereof. The extraordinary meeting shall be held at 11.00 A.M., Israel time, on such day or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Cellect”, “we”, “us”, “our” and the “Company” to refer to Cellect Biotechnology Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the extraordinary meeting will be as follows:

Proposal 1

To elect David Braun to serve as a director until the next annual general meeting of the Company.

Proposal 2

To elect Ruhama Avraham as an external director for a three-year term ending December 12, 2020.

Proposal 3

To approve a grant of options to Yuval Berman, an external director of the Company.

We currently are unaware of any other matters that may be raised at the extraordinary meeting. Should any other matters be properly raised at the extraordinary meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our board of directors unanimously recommends that you vote “FOR” Proposals No. 1 and 3.

The majority of our board of directors recommends that you vote “FOR” Proposal No. 2.

Who Can Vote

Only shareholders and ADS holders of record at the close of business on November 13, 2017 (the “Record Date”), are entitled to notice of and to vote at the extraordinary meeting and any adjournment or postponement.

2

How You Can Vote

You can vote your ordinary shares by attending the extraordinary meeting. If you do not plan to attend the extraordinary meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders Holders of Record

If you are a shareholder holder of record, you can submit your vote by completing, signing and submitting an applicable proxy card, which has been published at www.magna.isa.gov.il and www.maya.tase.co.il.

Please follow the instructions on the applicable proxy card.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the extraordinary meeting in person.

If voting by mail, you must sign and date an applicable proxy card in the form filed by us on MAGNA no later than 48 hours prior to the scheduled date of the extraordinary meeting, and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the record date, and return the applicable proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the extraordinary meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary (“BNY Mellon”), and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our board of directors urges you to vote your shares so that they will be counted at the extraordinary meeting or at any postponements or adjournments of the extraordinary meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the extraordinary meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the extraordinary meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the extraordinary meeting or any adjournment thereof.  Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

3

Proxies are being distributed or made available to shareholders and ADS holders on or about November 7, 2017. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999, you may do so by delivery of appropriate notice to Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the extraordinary meeting date (i.e., December 3, 2017).

Quorum

At the close of business on November 7, 2017, we had outstanding 120,040,659 ordinary shares. The foregoing number of outstanding ordinary shares excludes 2,686,693 ordinary shares that are held in treasury and have no voting rights. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the extraordinary meeting. Abstentions are counted as ordinary shares present for the purpose of determining a quorum.

Under our articles of association, the extraordinary meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 33% of our voting power. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Required for the Proposal

The approval of Proposal 1 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the extraordinary meeting.

The approval of Proposal 2 and 3 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the extraordinary meeting provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders or ADS holders who are neither (a) “controlling shareholders” nor (b) having a “personal interest” in the resolution; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

You are required to indicate whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to indicate so on the proxy card, your vote shall not be counted.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you do not mark one of the boxes, your vote shall not be counted.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

4

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov. As a “Dual Company” (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

PROPOSAL 1

ELECTION OF DIRECTOR

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in accordance with the provisions of the Israeli Companies Law), the directors of the Company shall be elected at a general meeting. The directors shall serve in their office until the next annual general meeting or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

As required by the Israeli Companies Law, the director nominee, David Braun declared in writing that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company.

Biographical information about the candidate is provided below.

David Braun has nearly 20 years of experience spanning across various roles in research and development, operations, business management, merger and acquisition integrations and organizational transformation. Since 2015, Mr. Braun has been the Head of Medical Device Business at Merck KGaA Group. From 2011 to 2015, Mr. Braun was Director of Global Research and Development and Operations at Newell Brands. Prior to that from 2008 to 2011, he was the Vice President in Research and Development and Operations at Biosafe. Mr. Braun has also held various positions in project management and system engineering. He received his Master of Science in applied physics and electro-optical engineering in 1997 at the National High School of Physics of Strasbourg, and has participated in Executive leadership and general management programs at IMD and at the Harvard Business School.

Director’s Fee

On November 1, 2017, the Company’s Compensation Committee and the board of directors, have respectively approved compensation fees to Mr. Braun in accordance with “permanent” regulatory rates payable to External Directors for companies similarly classified based on their shareholding equity, under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as may from time to time be amended.

In addition, Mr. Braun shall be entitled, subject to his election as a director, to 150,000 options to purchase 150,000 ordinary shares (represented by 7,500 ADSs). The options will be issued under the following terms: (i) the exercise price per option shall be NIS 1.437; (ii) the options shall vest over a four-year period with 25% of the options vesting on December 12, 2018 and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The vesting shall accelerate in a change of control event. The options shall expire 10 years from the date of issuance and all other terms and conditions thereof not specified herein shall be as set forth in the Company’s 2014 Option Plan (the “Plan”).

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to elect David Braun to serve as a director of the Company until the next annual general meeting, or until he ceases to serve in his office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.”

5

PROPOSAL 2

ELECTION OF EXTERNAL DIRECTOR

Background

In accordance with the Israeli Companies Law and the relevant regulations, the Company must have at least two external directors who meet the statutory requirements of independence. Under Israeli Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Israeli Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chair of the Company’s audit committee and as the chair of the compensation committee), and at least one external director must serve on each other committee of the Company’s board of directors. If elected as an external director, Ruhama Avraham will become a member of the Company’s audit committee and compensation committee.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Israeli Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

David Grossman is an external director of the Company under the Israeli Companies Law. The current term of office of Mr. Grossman expired on November 8, 2017.

Biographical information concerning Ms. Avraham is set forth below.

Ruhama Avraham, is a former member of the Knesset with a distinguished political career. Since 2013, Ms. Avraham has been providing strategic support and consulting to enterprises and organizations such as Manufacturers Association of Israel, Bank Hapoalim, Giza Singer Even Ltd., Coca Cola and Skylock, Nefesh B’nefesh and World ORT. Since 2017, Ms. Avraham serves as external director of Minrav Holdings Ltd. and Canada’s Sky Line and was previously an external director of B. Yair Building Corp. Prior to that after her election to the Knesset, from 2003 to 2013, Ms. Avraham served in various political and governmental roles in Israel including Minister of Tourism, Acting Minister of the Interior, Deputy Knesset Speaker and Member of Knesset as the Opposition Chairwoman, Member of the Financial Committee and Member of the Foreign Affairs and Defense Committee. She received her bachelor’s degree in social science from Bar-Ilan University, and an MBA in Organizational Management and HR Management from the Peres Academic Center.

Director’s Fee

On November 1, 2017, the Company’s Compensation Committee and the board of directors, have respectively approved compensation fees to Ms. Avraham in accordance with “permanent” regulatory rates payable to External Directors for companies similarly classified based on their shareholding equity, under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as may from time to time be amended.

In addition, Ms. Avraham shall be entitled, subject to her election as a director, to 150,000 options to purchase 150,000 ordinary shares (represented by 7,500 ADSs). The options will be issued under the following terms: (i) the exercise price per option shall be NIS 1.437; (ii) the options shall vest over a four-year period with 25% of the options vesting on December 12, 2018 and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The vesting shall accelerate in a change of control event. The options shall expire 10 years from the date of issuance and all other terms and conditions thereof not specified herein shall be as set forth in the Plan.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the election of Ruhama Avraham as an external director of the Company, to serve for a three-year term ending December 12, 2020, be, and hereby is, approved in all respects.”

6

PROPOSAL 3

GRANT OF OPTIONS TO YUVAL BERMAN AN EXTERNAL DIRECTOR

On November 1, 2017, the Company’s Compensation Committee and board of directors approved the issuance, subject to shareholder approval, of options to Yuval Berman, an external director of the Company. Subsequently, on November 21, 2017, the Company’s board of directors approved a revision to the vesting schedule of the options, the issuance of which is subject to shareholder approval.

Mr. Berman shall be entitled, subject to shareholder approval, to 78,000 options to purchase 78,000 ordinary shares (represented by 3,900 ADSs). The options will be issued under the following terms: (i) the exercise price per option shall be NIS 1.437; (ii) the options shall vest over a four-year period with 25% of the options vesting on February 28, 2017 and the balance vesting on a quarterly basis thereafter (6.25% every quarter). The vesting shall accelerate in a change of control event. The options shall expire 10 years from the date of issuance and all other terms and conditions thereof not specified herein shall be as set forth in the Plan.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to grant an aggregate number of 78,000 options to purchase 78,000 ordinary shares (represented by 3,900 ADSs) to Yuval Berman, an external director of the Company.”

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 7, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 7, 2017, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

/s/ Kasbian Nuriel Chirich
Kasbian Nuriel Chirich
Chairman of the Board of Directors

Cellect Biotechnology Ltd.

7